                                            As Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-57364

PROSPECTUS SUPPLEMENT
(to prospectus dated March 30, 2001)

                                CITIGROUP INC.

                                 COMMON STOCK

      This prospectus supplement relates to shares of common stock, par value $.01 per share, of Citigroup Inc. that may be issued from time to time upon exercise of the Litigation Tracking Warrants/(TM)/ described herein (the "LTWs"). The LTWs were assumed by Citigroup in connection with its acquisition of Golden State Bancorp Inc. by merging Golden State with and into a wholly owned subsidiary of Citigroup on November 7, 2002 (the "Golden State Merger"). The LTWs were originally distributed to the record holders of Golden State common stock as of May 7, 1998 (the "Record Date") and were subsequently distributed to the holders of the following securities as of the Record Date upon conversion or exercise thereof: (i) shares of Noncumulative Convertible Preferred Stock, Series A, of Golden State, (ii) Common Stock Purchase Warrants of Golden State issued under the Warrant Agreements, dated February 23, 1993 and August 15, 1993, respectively, and (iii) options to acquire stock of Golden State and its subsidiaries. In addition, the LTWs may be issued in the future to holders of options outstanding as of the Record Date to acquire stock of Golden State and its subsidiaries, which options have also been assumed by Citigroup as a result of the Golden State Merger.

      In connection with the Golden State Merger, Citigroup has assumed all of the obligations of Golden State under the LTWs. The terms and conditions of the LTWs generally remain unaffected by the assumption by Citigroup. However, upon exercise of an LTW in accordance with its terms, the holder thereof will be entitled to receive from Citigroup an amount in cash and shares of Citigroup common stock, instead of shares of Golden State common stock, in the same proportion of cash and shares of Citigroup common stock as the aggregate merger consideration received by holders of Golden State common stock as a result of the Golden State Merger. In the Golden State Merger, for each share of Golden State common stock issued and outstanding immediately prior the Merger, the Per Share Stock Consideration (as defined on Page S-2) and the Per Share Cash Consideration (as defined on Page S-2) was 0.5612 share of Citigroup common stock and $16.40 in cash, respectively. As a result, for each share of Golden State common stock that holders of the LTWs would have otherwise received upon exercise of the LTWs, such holders will receive a number of shares of Citigroup common stock equal to the Per Share Stock Consideration and an amount of cash equal to the Per Share Cash Consideration, upon payment of the Exercise Price (as defined on Page S-7) and pursuant to other terms and subject to other conditions of the LTWs.

      The total value of cash and shares of Citigroup common stock for which the outstanding LTWs are exercisable, less the aggregate par value of those shares of Citigroup common stock, will, as determined in accordance with the terms of the LTWs, be equal to the amount of the Adjusted Litigation Recovery (as defined on Page S-8), which represents 85% of the net proceeds, if any, that may be received from the United States government as a result of a civil action filed against the government in 1990 in the United States Court of Federal Claims (the "Litigation"). The Litigation was filed by Glendale Federal Bank, FSB, the predecessor of California Federal Bank ("Cal Fed"), a Golden State subsidiary that Citigroup acquired indirectly in connection with the Golden State Merger

(Glendale Federal Bank, its successor Cal Fed or Cal Fed's successor Citibank
(West), FSB, as applicable, the "Bank"). In the Litigation, the Claims Court has determined that (i) the government has breached its contract with the Bank, as a result of certain changes, mandated by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 and certain regulations promulgated thereunder, with respect to the rules for computing the Bank's regulatory capital; such liability determination of the Claims Court has been upheld on appeal and (ii) that the Bank is entitled to approximately $381 million in damages, with such damages determination currently being subject to a motion for reconsideration by the government and, thereafter, to appeal rights by either the Bank or the government, or by both.

      Citigroup common stock is listed on the New York Stock Exchange and the Pacific Exchange under the trading symbol "C."

      This prospectus supplement does not cover any resales of Citigroup common stock received upon exercise of the LTWs. No person is authorized to make any use of this prospectus supplement in connection with any such resale or in connection with any other transaction or the offer or sale of any other securities.

                               -----------------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

          The date of this prospectus supplement is November 7, 2002.

                               TABLE OF CONTENTS

                                                              Page
                                                              ----
             CITIGROUP.......................................  S-2
                 GOLDEN STATE MERGER.........................  S-2

             RISK FACTORS REGARDING THE LTWS.................  S-2

             SELECTED HISTORICAL FINANCIAL DATA..............  S-3

             CAPITALIZATION..................................  S-3

             USE OF PROCEEDS.................................  S-4

             MARKET FOR THE COMMON STOCK AND THE LTWS........  S-4

             THE LITIGATION..................................  S-5

             DESCRIPTION OF THE LTWS.........................  S-6
                 GENERAL.....................................  S-6
                 THE ADJUSTED LITIGATION RECOVERY............  S-8
                 DETERMINATION OF THE ADJUSTED MARKET VALUE..  S-8
                 EXERCISE OF THE LTWS........................  S-9
                 ADJUSTMENTS................................. S-11
                 RIGHTS OF LTW HOLDERS....................... S-11
                 RESERVATION OF SHARES....................... S-12
                 AMENDMENT................................... S-12
                 REPORTS..................................... S-13
                 THE WARRANT AGENT........................... S-13

             EXPERTS......................................... S-13

                                   CITIGROUP

      Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers with 192 million customer accounts in over 100 countries and territories. Citigroup's activities are conducted through Global Consumer, Global Corporate and Investment Bank, Global Investment Management and Proprietary Investment Activities. Citigroup was incorporated in 1988 under the laws of the State of Delaware as a corporation with perpetual duration.

      The principal office of Citigroup is located at 399 Park Avenue, New York, New York 10043, and its telephone number is (212) 559-1000.

                              GOLDEN STATE MERGER

      On November 7, 2002, Citigroup completed its acquisition of Golden State Bancorp Inc. by merging Golden State with and into a wholly owned subsidiary of Citigroup. In the Golden State Merger, Citigroup paid an aggregate amount of approximately $2,324,436,403 in cash (the "Aggregate Cash Consideration") and issued an aggregate of 79, 539,488 shares of its common stock to holders of Golden State common stock (the "Aggregate Stock Consideration"). The "Per Share Cash Consideration" was determined by dividing the Aggregate Cash Consideration by the number of shares of Golden State common stock issued and outstanding immediately prior the Golden State Merger. The "Per Share Stock Consideration" was determined by dividing the Aggregate Stock Consideration by the number of shares of Golden State common stock issued and outstanding immediately prior the Merger. As a result of the Golden State Merger, Golden State became a wholly owned subsidiary of Citigroup and the surviving entity was renamed Citibank (West) Bancorp Inc. In connection with the Golden State Merger, Golden State's wholly owned subsidiary, Cal Fed, was merged with and into Citigroup's wholly owned indirect subsidiary, Citibank (West), FSB.

                        RISK FACTORS REGARDING THE LTWS

      The LTWs involve a high degree of risk. Such risks include, but are not limited to:

     . the risk of either no recovery in the Litigation or a recovery that is less than the aggregate expenses related to the Litigation and the LTW issuance, in either case, the LTWs would expire without ever becoming exercisable;

     . the possibility that the prices at which the LTWs trade may be highly volatile;

     . possible limitations, due to the litigation process, on Citigroup's or the Bank's ability to make public disclosures regarding potentially material developments in the Litigation;

     . the fact that holders of the LTWs will have no right to control the Litigation; and

     . the fact that the number of shares of Citigroup common stock for which the LTWs may become exercisable, if any, will depend upon both the amount of the Adjusted Litigation Recovery as well as the Adjusted Market Value (as defined on Page S-9) of Citigroup's common stock on the Determination Date (as defined on Page S-8), neither of which can be predicted prior to the occurrence of the Triggering Event (as defined on Page S-10).

                      SELECTED HISTORICAL FINANCIAL DATA

      Citigroup is providing or incorporating by reference in this prospectus supplement its selected historical financial information. On August 6, 2001, Citicorp completed its acquisition of Grupo Financiero Banamex--Accival ("Banamex"), which was accounted for as a purchase. The results of Banamex are included from August 2001 forward. Citigroup derived this information from the consolidated financial statements of Citigroup for each of the periods presented. The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus supplement, copies of which can be obtained free of charge. See "Where You Can Find More Information" on page 5 of the accompanying prospectus.

      The consolidated audited annual financial statements of Citigroup for the fiscal years ended December 31, 2001 and 2000, and its consolidated unaudited financial statements for the periods ending June 30, 2002 and 2001, are incorporated herein by reference.

                                      At or for the
                                    Six Months Ended
                                        June 30,           At or for the Year Ended December 31,
                                   ------------------- ----------------------------------------------
                                      2002      2001      2001      2000     1999     1998     1997
                                   ---------- -------- ---------- -------- -------- -------- --------
                                            (Dollars in Millions, Except Per Share Amounts)
INCOME STATEMENT DATA:
  Total revenues.................. $   52,822 $ 57,658 $  112,022 $111,826 $ 94,396 $ 85,925 $ 80,530
  Total revenues, net of interest
   expense (1)....................     42,268   39,666     80,057   75,188   65,722   55,233   53,231
  Income from continuing
   operations(1)..................     13,405   11,206     14,284   13,519   11,370    6,950    7,682
  Net income......................      8,927    7,074     14,126   13,519   11,243    6,950    7,682
  Dividends declared per
   common share(2)................       0.34     0.28       0.60    0.520    0.405    0.277    0.200

BALANCE SHEET DATA:
  Total assets.................... $1,083,306 $953,427 $1,051,450 $902,210 $795,584 $740,336 $755,167
  Total deposits..................    394,878  314,598    374,525  300,586  261,573  229,413  199,867
  Long-term debt..................    114,580  121,705    121,631  111,778   88,481   86,250   75,605
  Total stockholders' equity......     85,715   70,528     81,247   66,206   58,290   51,035   47,956

--------
(1) The periods ended June 30, 2002 and 2001 include net restructuring-related items of $8 million ($5 million after-tax) and $345 million ($213 million after-tax), respectively. The years ended December 31, 2001, 2000, 1999, 1998 and 1997 include net restructuring-related items (and in 2000 and 1998 merger-related costs) of $458 million ($285 million after-tax), $759 million ($550 million after-tax), ($53) million (($25) million after-tax), $795 million ($535 million after-tax) and $1,718 million ($1,046 million after-tax), respectively.
(2) Amounts represent Citigroup's historical dividends per common share and have been adjusted to reflect stock splits.

                                CAPITALIZATION

      The following table sets forth the consolidated capitalization of Citigroup as of June 30, 2002. The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus supplement and the accompanying prospectus and which can be obtained free of charge. See "Where You Can Find More Information" on page 5 of the accompanying prospectus.

      As of the date of this prospectus supplement, there has been no material change in the consolidated capitalization of Citigroup since June 30, 2002 except as described herein and in the footnotes to the table below. Effective August 20, 2002, Citigroup made a tax-free distribution to its stockholders of a portion of its ownership interest in Travelers Property Casualty Corp. This distribution was treated as a dividend to Citigroup's stockholders (other than for applicable tax purposes)and reduced Citigroup's stockholders' equity by approximately $7 billion.

                                                                                    At June 30, 2002
                                                                                       Outstanding
                                                                                  ---------------------
                                                                                  (Dollars in Millions)
Debt:
    Investment banking and brokerage borrowings..................................       $ 16,015
    Short-term borrowings........................................................         24,638
    Long-term debt...............................................................        114,580
                                                                                        --------
        Total debt(1)............................................................        155,233
                                                                                        --------
    Company or subsidiary obligated mandatorily redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of--
        Company..................................................................          4,435
        Subsidiaries.............................................................          2,333

Stockholders' equity:
    Preferred stock at aggregate liquidation value(2)............................          1,400
    Common stock and additional paid-in capital (net of treasury stock)..........         11,246
    Retained earnings............................................................         76,924
    Accumulated other changes in equity from nonowner Sources....................         (1,726)
    Unearned compensation........................................................         (2,129)
                                                                                        --------
        Total stockholders' equity...............................................         85,715
                                                                                        --------
Total capitalization.............................................................       $247,716
                                                                                        ========

--------
(1) Does not reflect the issuance by Citigroup (a) on July 22, 2002 of Swiss Francs 150,000,000 of its 3.25% senior notes (b) on July 26, 2002 of $2,000,000,000 of its floating rate senior notes (c) on August 26, 2002 of $1,000,000,000 of its 5.625% subordinated notes (d) on October 22, 2002 of $1,500,000,000 of its floating rate notes and (e) on October 31, 2002 of $500,000,000 of its 5.625% subordinated notes.
(2) Common stock, par value U.S. $0.01 per share, 15 billion shares authorized, 5,118,062,223 shares outstanding at June 30, 2002. On November 7, 2002, 79,539,488 shares of Citigroup common stock were issued to holders of Golden State common stock in connection with the Golden State Merger. See "Description of Capital Stock" in the accompanying prospectus.

                                USE OF PROCEEDS

      Citigroup will use the net proceeds it receives from the payment of the LTW Exercise Price by holders of the LTWs upon exercise thereof for general corporate purposes.

                   MARKET FOR THE COMMON STOCK AND THE LTWS

      Citigroup common stock is listed on the NYSE and the Pacific Exchange under the trading symbol "C." The LTWs are listed on the Nasdaq National Market under the trading symbol "GSBNZ."

The following table sets forth, for the periods indicated, the range of high and low sales prices of the LTWs.

                                                         High   Low
                                                         ----- -----
           Year Ended December 31, 2002
              First Quarter............................. $1.35 $1.19
              Second Quarter............................  1.38  1.04
              Third Quarter.............................  1.22  0.90
              Fourth Quarter (through November 4, 2002).  1.08  1.02

           Year Ended December 31, 2001
              First Quarter............................. $1.53 $1.16
              Second Quarter............................  1.35  1.24
              Third Quarter.............................  1.36  1.20
              Fourth Quarter............................  1.32  1.18

           Year Ended December 31, 2000
              First Quarter............................. $1.44 $0.88
              Second Quarter............................  1.34  1.03
              Third Quarter.............................  1.44  1.03
              Fourth Quarter............................  1.63  1.16

      As of September 30, 2002, there were 83,818,922 LTWs outstanding.

                                THE LITIGATION

      The "Litigation" refers to the case against the United States government in the United States Court of Federal Claims captioned Glendale Federal Bank, FSB v. United States, No. 90-772C. It was filed on August 15, 1990 by Glendale Federal Bank, FSB, a predecessor to Cal Fed. The Bank has contended that the government was in breach of its contract with the Bank regarding the calculation of regulatory capital and, separately, that the government unlawfully took the Bank's property without just compensation or due process in violation of the United States Constitution. The Bank's claims arose from changes, mandated by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, with respect to the rules for computing the Bank's regulatory capital.

      In July 1992, the Claims Court found in favor of the Bank's breach of contract claim, ruling that the government had breached its express contractual commitment to permit the Bank to include supervisory goodwill in its regulatory capital and that the Bank was entitled to seek financial compensation. On appeal, the United States Supreme Court, by a vote of 7 to 2, ruled that the government had breached its contract with the Bank and remanded the case to the Claims Court for a determination of relief.

      On April 9, 1999, the Claims Court issued its decision, ruling that the government must compensate the Bank in the sum of $908.9 million, principally for restitution. This decision was appealed by both the government and the Bank.

      On February 16, 2001, the Court of Appeals for the Federal Circuit vacated the Claims Court's award of restitution and remanded the case back to the Claims Court for determination of total reliance damages to which the Bank might be entitled. Oral argument before the trial court took place on June 26, 2001, and on August 5, 2002, the Claims Court ruled that the Bank's total reliance damages were

$380.8 million. On August 19, 2002 the government filed with the Claims Court a motion for reconsideration of the judgment entered on August 5, 2002, which motion has not yet been acted upon by the Claims Court.

      Following the Claims Court's final determination of total reliance damages, either party in the case, or both parties, may appeal some or all of the decision to the U.S. Court of Appeals for the Federal Circuit. Following receipt of the decision of the Federal Circuit, either party may petition for a rehearing en banc by such Court of Appeals. If such a request for rehearing is denied, the proceedings in the Federal Circuit are expected to take approximately two years from the date of the Claims Court's final decision on damages, and could take longer. Any petition for review from the final decision of the Federal Circuit would be to the Supreme Court, although the Supreme Court could determine in its sole discretion not to hear the case.

      There can be no assurance as to the amount or the timing of receipt of any damage award should such an award be obtained.

      Further information concerning the Litigation is contained in the documents filed with the SEC by Golden State and Cal Fed, and Citigroup anticipates that additional information may, to the extent feasible and material, be included in future filings with the SEC that will also be incorporated by reference herein. Citigroup's ability to disclose details of the Litigation may be limited, however, by the inherent nature and rules of judicial proceedings, including, among other things, proceedings and filings that are sealed by the court, matters involving attorney-client privilege and proceedings that are conducted on a confidential basis by agreement of the parties, such as settlement negotiations.

                            DESCRIPTION OF THE LTWS

GENERAL

      The LTWs were issued pursuant to a 1998 warrant agreement entered into between Golden State and ChaseMellon Shareholder Services, L.L.C., as warrant agent. In connection with the Golden State Merger and pursuant to an assignment, assumption and amendment agreement, the original warrant agreement was amended to clarify certain matters (as so amended, the "Warrant Agreement"), Citigroup has been assigned and has assumed all of Golden State's rights and obligations under the Warrant Agreement and Golden State has been released from all obligations thereunder.

      The following is a summary of the material provisions of the Warrant Agreement and the LTWs. It does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement and the LTWs, including the definitions therein of certain terms.

      Upon a Triggering Event, the LTWs will, upon payment of the Exercise Price and pursuant to other terms and subject to other conditions of the LTWs, entitle holders of the LTWs to purchase shares of Citigroup common stock and to receive a cash payment. The amount of Adjusted Litigation Recovery for which each LTW becomes exercisable (the "Per Warrant Value") is equal to the Adjusted Litigation Recovery divided by the Maximum Number of Warrants, the number of LTWs issued or reserved for issuance on the Record Date, which is approximately 85,759,465.

      Citigroup will pay the Per Warrant Value, upon exercise of the LTWs, in shares of Citigroup common stock and in cash. The number of shares of Citigroup common stock for which each LTW is exercisable will be determined by multiplying the Per Share Stock Consideration by the Exercise Ratio (described below). The amount of cash for which each LTW is exercisable will be determined by multiplying the Per Share Cash Consideration by the Exercise Ratio. The Exercise Ratio is calculated by dividing the Per Warrant Value by the sum of (i) the Adjusted Market Value of Citigroup common stock multiplied by the Per Share Stock Consideration and (ii) the Per Share Cash Consideration.

      The exercise price for each LTW (the "Exercise Price") is equal to the sum of (i) the product of the par value of the Citigroup common stock and the number of shares of Citigroup common stock for which each LTW is exercisable and (ii) an amount equal to the Exercise Ratio.

      To illustrate how the calculations will be conducted, assume that (i) the Adjusted Litigation Recovery is $200,000,000 and (ii) the Adjusted Market Value of Citigroup common stock is $30 per share. These numbers are used only for illustration purposes and the actual numbers depend on a number of factors and are very likely to differ. See "Risk Factors Regarding the LTWs" on Page S-2.


                                    Adjusted Litigation Recovery
                Per Warrant Value = ----------------------------
                                     Maximum Number of Warrants


                                   $200,000,000
              Per Warrant Value =  ------------  = $2.3321 per LTW
                                    85,759,465


                                       Per Warrant Value
  Exercise Ratio =   -----------------------------------------------------
                     (Adjusted Market X   Per Share Stock) +   Per Share Cash
                          Value            Consideration       Consideration

                                       $2.3321
            Exercise Ratio =   -----------------------   =   0.0709
                               ($30 X 0.5612) + $16.04

      In this example, each LTW shall, upon payment of the Exercise Price, entitle the holder thereof to obtain (i) a number of shares of Citigroup common stock equal to the product of the Per Share Stock Consideration and the Exercise Ratio and (ii) an amount in cash equal to the product of the Per Share Cash Consideration and the Exercise Ratio.

Number of Shares of Citigroup Common Stock per LTW

        = 0.0709 ( Exercise Ratio) X 0.5612 (Per Share Stock Consideration) = 0.0398 share per LTW

Amount of Cash per LTW

        = 0.0709 (Exercise Ratio) X $16.04 (Per Share Cash Consideration) = $1.1372 per LTW

Exercise Price

       = 0.01 (Par Value of Citigroup Common Stock) X 0.0398 (Number of Shares
         of Citigroup Common Stock per LTW) + 0.0709 (Exercise Ratio)
       = 0.0713 per LTW

      Unless exercised, the LTWs will automatically expire on the date (the "Expiration Date") that is the earlier of:

     . 60 days after the date on which the exercise notice is first sent to holders of the LTWs and

     . the date when the Litigation has been disposed of in a manner such that no cash will be payable and no shares of Citigroup common stock will be issuable under the terms of the LTWs.

      Holders of the LTWs have no right to vote on matters submitted to the stockholders of Citigroup and have no right to receive dividends or other distributions on Citigroup common stock prior to the exercise of the LTWs. Holders of the LTWs would not be entitled to share in the assets of Citigroup in the event of the liquidation, dissolution or winding up of Citigroup's affairs.

THE ADJUSTED LITIGATION RECOVERY

      The "Adjusted Litigation Recovery" will equal 85% of the amount obtained from the following equation:

     . the aggregate amount (the "Payment") of any cash payment and the fair market value of any property or assets actually received by the Bank pursuant to a final, nonappealable judgment in, or final settlement of, the Litigation (including any post-judgment interest actually received by the Bank on any payment), minus

     .    the sum of the following:

         (i) the aggregate expenses incurred previously and thereafter by or on behalf of the Bank in prosecuting the Litigation and obtaining the Payment, including, without limitation, that portion of the costs and expenses incurred that is attributable to the Litigation;

        (ii) the aggregate expenses incurred previously and thereafter by the Bank, Golden State and Citigroup in connection with the creation, issuance and trading of the LTWs, including, without limitation, legal, financial advisory and accounting fees and the fees and expenses of the warrant agent; and

       (iii) an amount equal to the net Payment, which equals the Payment less the expenses described in the preceding clauses (i) and (ii), multiplied by the highest, combined statutory rate of federal, state and local income taxes applicable to Citigroup during the tax year in which the full Payment is received.

      The expenses contemplated by clauses (i) and (ii) above will include, without limitation, that portion of the costs and expenses contemplated by the Litigation Management Agreement (as defined on Page S-14) that is attributable to the Litigation. Citigroup's determination of the amounts to be deducted from the Payment and the amount of the Adjusted Litigation Recovery will be final, conclusive and binding on all holders of the LTWs.

DETERMINATION OF THE ADJUSTED MARKET VALUE

      If there is any Payment, the Adjusted Market Value of shares of Citigroup common stock, other securities or property shall be determined on the 30th calendar day prior to the date on which the Bank receives the total amount of the Payment or the last installment of the Payment (the "Determination Date").

      The "Adjusted Market Value" on the Determination Date will equal:

     . with respect to shares of Citigroup common stock, the average of the daily Closing Prices (as defined below) for the 30 consecutive trading days ending on and including the Determination Date, minus the par value of Citigroup common stock;

     . with respect to securities other than shares of Citigroup common stock, the average daily Closing Prices of a unit of such securities for the 30 consecutive trading days ending on and including the Determination Date, minus the par value of such securities; and

     . with respect to property other than securities, the fair market value of the amount of such property distributable in respect of one share of Citigroup common stock, as determined in good faith by the board of directors, on the basis of such relevant factors as it in good faith considers appropriate.

      The term "Closing Price" on any day shall mean:

     . if the securities are listed or admitted to trading on the NYSE, the closing sale price regular way (with any relevant due bills attached) on such day, or in case no such sale takes place on such day, the average of the reported closing bid and asked prices regular way (with any relevant due bills attached), in each case on the NYSE Consolidated Tape (or any successor composite tape reporting transactions on national securities exchanges);

     . if the securities are not listed or admitted to trading on the NYSE, the closing sale price regular way (with any relevant due bills attached) on such day, or in case no such sale takes place on such day, the average of the reported closing bid and asked prices regular way (with any relevant due bills attached), in each case on the principal national securities exchange on which such securities are listed or admitted to trading (which shall be the national securities exchange on which the greatest number of shares of such securities have been traded during the five consecutive trading days ending on and including the Determination Date);

     . if the securities are not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices regular way (with any relevant due bills attached) of such securities on the over-the-counter market on the day in question as reported by Nasdaq, or a similar generally accepted reporting service; or

     . if none of the above is applicable, the Closing Price shall be determined in good faith by the board of directors, on the basis of such relevant factors as it in good faith considers appropriate.

EXERCISE OF THE LTWS

      Subject to the procedures established by Citigroup and described herein, holders of the LTWs will be entitled to exercise their LTWs only upon the occurrence of all of the following:

     .    receipt by the Bank of the full Payment,

     . calculation by the Bank of the full amount of the Adjusted Litigation Recovery and

     . receipt by Citigroup of all regulatory approvals necessary to issue shares of its common stock upon exercise of the LTWs, including the effectiveness of a registration statement relating to the issuance of such shares under the Securities Act of 1933, as amended.

      The occurrence of all of the events described above is referred to as the "Triggering Event." If the Payment is payable by the government in installments, the Triggering Event will not occur until the Bank receives the last installment of the Payment.

      Holders of the LTWs will not be entitled to any interest or additional shares of Citigroup common stock for the period of time between the date on which the Bank receives any Payment in connection with the Litigation and the date on which the LTWs become exercisable.

      Within 15 calendar days following the occurrence of the Triggering Event, Citigroup will issue a press release and mail a notice to each record holder of the LTWs, stating:

     .    that the Triggering Event has occurred,

     . the aggregate number of shares and the aggregate amount of cash for which the LTWs are exercisable,

     . the number of shares of Citigroup common stock and the amount of cash for which one LTW is exercisable,

     .    the Exercise Price per LTW,

     .    the manner in which the LTWs are exercisable and

     .    the date on which the LTWs will no longer be exercisable.

      The LTWs may be exercised by surrendering to the warrant agent the certificates representing the LTWs, with the accompanying form of election to purchase, properly completed and executed, together with payment of the Exercise Price. Payment of the Exercise Price may be made in the form of a certified or official bank check or personal check payable to the order of Citigroup or by wire transfer of funds to an account designated by Citigroup for such purpose. Upon surrender of the LTW certificate and payment of the Exercise Price, the warrant agent will deliver or cause to be delivered to the holder or the designee of such holder, stock certificates representing the number of whole shares, cash or such other securities or property to which such holder is entitled under the LTWs and the Warrant Agreement, including, without limitation, any cash payable to adjust for fractional interests in shares issuable upon such exercise. If less than all of the LTWs evidenced by an LTW certificate are exercised, a new LTW certificate will be issued for the remaining number of the LTWs.

      No fractional share will be issued upon exercise of the LTWs. If more than one LTW shall be exercised in full at the same time by the same holder, the number of full shares which shall be issuable upon such exercise shall be computed on the basis of the aggregate number of such shares purchasable pursuant thereto. If any fraction of a share would, except for the foregoing provision, be issuable upon the exercise of any LTW (or specified portion thereof), the LTW holder will receive an amount in cash equal to the sum of the Adjusted Market Value per share and the par value of the share multiplied by such fraction, computed to the nearest whole cent.

      LTW certificates will be issued in global form or registered form as definitive certificates. No service charge will be made for registration of transfer or exchange upon surrender of any LTW certificate at the office of the warrant agent maintained for that purpose. Citigroup may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of LTW certificates.

ADJUSTMENTS

      In case of certain reclassifications, redesignations, reorganizations or changes in the outstanding shares of Citigroup common stock or consolidations or mergers of Citigroup with another entity or the sale of all or substantially all of the assets of Citigroup, each LTW shall thereafter be exercisable for the right to receive, in addition to cash, the kind of shares of stock or other securities or property into which Citigroup common stock was converted or for which Citigroup common stock was exchanged or which was distributed to the holders of Citigroup common stock in such transaction or event in accordance with the terms and conditions of the Warrant Agreement and the LTWs.

RIGHTS OF LTW HOLDERS

      The Bank will retain sole and exclusive control of the Litigation and will retain 100% of the proceeds of any recovery from the Litigation. The Litigation will remain an asset of the Bank and the Bank intends to pursue the Litigation with the same vigor as it has in the past. The Bank reserves the right, however, to terminate the Litigation in any manner it deems appropriate to serve the Bank's best interest. Holders of the LTWs will not have any rights against Citigroup or the Bank for any decision regarding the conduct of the Litigation or disposition of the Litigation for an amount less than the amount it has claimed in damages in the ongoing trial in the Claims Court, regardless of the effect on the value of the LTWs. Although the Bank currently intends to continue prosecuting the Litigation and to seek a cash recovery in the amount claimed, there can be no assurance that the Bank will not make a different determination in the future. Following consummation of the Golden State Merger, it is presently expected that the Litigation will be pursued as contemplated by the Litigation Management Agreement, included in the proxy statement filed by Golden State on March 4, 1998 and filed as an exhibit to the report on Form 8-K of Cal Fed dated February 4, 1998 (the "Litigation Management Agreement"). In addition, Citibank (West) Bancorp Inc., the successor to Golden State, has engaged the litigation managers for the purpose of overseeing the Litigation pursuant to the terms and conditions of the Litigation Management Agreement, and has retained the present members of the litigation management committees to serve as consultants in accordance with the terms and conditions of the Litigation Management Agreement.

      All rights of action in respect of the LTWs will be vested in the respective registered holders of the LTWs; provided, however, that no registered holder of the LTWs will have the right to enforce, institute or maintain any suit, action or proceeding against Citigroup to enforce, or otherwise act in respect of, the LTWs, unless:

     . such registered holder of the LTWs has previously given written notice to Citigroup of the substance of such dispute, and the registered holders of the LTWs of at least 25% in interest of the issued and outstanding LTWs have given written notice to Citigroup of their support for the institution of such proceedings to resolve such dispute,

     . written notice of the substance of such dispute and of the support for the institution of such proceeding by such holders has been provided by Citigroup to the warrant agent, and

     . the warrant agent has not instituted appropriate proceedings with respect to such dispute within 30 days following the date of such written notice to the warrant agent.

      Except in the manner described above for the equal and ratable benefit of all registered holders of the LTWs,

     . no one or more registered holders of the LTWs will have the right in any manner whatsoever to affect, disturb or prejudice the rights of any other registered holders of the

          LTWs, or to obtain or to seek to obtain priority or preference over any other holders of the LTWs or to enforce any rights of holders of the LTWs; and

     . no holders of the LTWs will have the right to enforce, institute or maintain any suit, action or proceeding to enforce, or otherwise act in respect of, the LTWs.

      Holders of the LTWs will have no voting rights, no liquidation preference and no rights to dividends or other distributions in their capacity as holders of the LTWs.

RESERVATION OF SHARES

      By assuming the Warrant Agreement, Citigroup has agreed that it will use its best efforts to cause to be reserved and kept available out of its authorized and unissued shares of common stock or shares of common stock held in its treasury, such number of shares of Citigroup common stock as will be sufficient to permit the exercise in full of all outstanding LTWs. Citigroup is authorized to issue up to 15 billion shares of common stock, which Citigroup estimates (based on various assumptions) will be sufficient to permit the exercise in full of all LTWs expected to be outstanding. There can be no assurance, however, that this will be the case.

      If, upon the occurrence of the Triggering Event, the number of shares of common stock authorized but unissued plus the number of shares of common stock held in Citigroup's treasury is less than the number of shares of common stock necessary to permit the exercise of the LTWs in full (the number of shares of Citigroup common stock comprising such deficiency being the "Number of Shortfall Shares"), then Citigroup will be required by the terms of the Warrant Agreement either:

      (i) to the extent permitted by applicable law and any material agreements then in effect to which Citigroup is a party, commence a tender offer for an aggregate number of shares of common stock at least equal to the Number of Shortfall Shares or

     (ii) call a special meeting of stockholders of Citigroup common stock for the purpose of increasing the number of authorized shares of common stock in an amount at least equal to the Number of Shortfall Shares.

      In such an event, the Expiration Date of the LTWs will be automatically extended to 60 days after:

     . the date on which the tender offer referred to in clause (i) is successfully completed or

     . the effective date of the increase in the number of authorized shares of Citigroup common stock referred to in clause (ii) above.

      The Warrant Agreement provides that shares of Citigroup common stock to be issued upon exercise of the LTWs will, upon such issuance, be fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests, created by or through Citigroup, with respect to the issuance thereof.

AMENDMENT

      From time to time, Citigroup and the warrant agent, without the consent of holders of the LTWs, may amend or supplement the Warrant Agreement for certain purposes, including, without limitation, curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interests of holders of the LTWs will require the written consent of the holders of a majority of the then outstanding LTWs. The consent of each holder of the LTWs affected will be required for any amendment pursuant to which the Exercise Price would be increased or the number of shares purchasable upon exercise of LTWs would be decreased (other than pursuant to adjustments provided for in the Warrant Agreement).

REPORTS

      So long as any of the LTWs remain outstanding, Citigroup shall cause copies of its annual report to stockholders and all other documents which are provided to holders of its common stock generally to be promptly delivered to the warrant agent and holders of the LTWs.

THE WARRANT AGENT

      Citibank, N.A., a subsidiary of Citigroup, has become the warrant agent for the LTWs. The warrant agent maintains books for registration and transfer of the LTWs.

                                    EXPERTS

      The consolidated financial statements of Citigroup as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, appearing in Citigroup's annual report on Form 10-K for the year ended December 31, 2001, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon included therein and are incorporated by reference in this prospectus supplement. Such consolidated financial statements are incorporated by reference in this prospectus supplement in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The audit report covering the December 31, 2001 consolidated financial statements refers to changes, in 2001, in Citigroup's methods of accounting for derivative instruments and hedging activities, accounting for interest income and impairment on purchased and retained beneficial interests in securitized financial assets, and accounting for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001, and to changes, in 1999, in Citigroup's methods of accounting for insurance-related assessments, accounting for insurance and reinsurance contracts that do not transfer insurance risk, and accounting for costs of start-up activities. To the extent that KPMG LLP audits and reports on consolidated financial statements of Citigroup issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon their report and said authority.